       AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 16, 1997

                                  AMENDMENT NO. 1 TO

                                      FORM 8-B/A

                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

               REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR ISSUERS

                      FILED PURSUANT TO SECTION 12(b) OR (g) OF
                         THE SECURITIES EXCHANGE ACT OF 1934



                                Pennwood Bancorp, Inc.
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                (Exact name of registrant as specified in its charter)


Pennsylvania                                                     25-1783648
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(State or other jurisdiction                               (IRS Employer ID No.)
of incorporation or organization)


683 Lincoln Avenue, Pittsburgh, Pennsylvania                               15202
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(Address of principal executive offices)                              (Zip Code)


          Securities to be registered pursuant to Section 12(b) of the Act:


                                        None.


          Securities to be registered pursuant to Section 12(g) of the Act:


                        Common Stock, $.01 Par Value Per Share
                        --------------------------------------
                                   (Title of class)
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Item 1.  General Information

    (a) Pennwood Bancorp, Inc. (the "Registrant") was incorporated as a corporation pursuant to the laws of the Commonwealth of Pennsylvania in February 1996.

    (b)  The Registrant's fiscal year ends on June 30.

Item 2.  Transaction of Succession

    (a) The common stock, $.01 par value per share, of Pennwood Savings Bank (the "Savings Bank") was registered with the Federal Deposit Insurance Corporation in June 1996 pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended ("1934 Act"), at the time of the Savings Bank's conversion from mutual to stock form.

    (b) Incorporated by reference herein is the information contained under the heading "Holding Company Formation" on pages 21 through 50 of the Proxy Statement - Offering Memorandum filed as Exhibit 1 hereto.

Item 3.  Securities to be Registered

    The Registrant's Articles of Incorporation presently authorize the issuance of up to 4,000,000 shares of common stock, $.01 par value per share ("Common Stock"), and 1,000,000 shares of preferred stock ("Preferred Stock"). As of the date hereof, 100 shares of Common Stock were issued and outstanding, all of which are owned by the Savings Bank. Upon consummation of the Savings Bank's reorganization into the holding company form of organization, such shares will be cancelled and the Company will issue one share of Common Stock for each share of common stock of the Savings Bank issued and outstanding, which amounted to 610,128 shares on January 8, 1997. No shares of Preferred Stock are presently issued and outstanding and, consequently, no shares of Preferred Stock are registered hereby. Moreover, there are no shares of the Registrant's capital stock held by or for the account of the Registrant.

Item 4.  Description of Registrant's Securities to be Registered

    Incorporated by reference herein is the information contained under the heading "Holding Company Formation - Description of Company Capital Stock" and "Holding Company Formation - Comparison of Stockholders' Rights" on pages 34 through 50 of the Proxy Statement - Offering Memorandum filed as Exhibit 1 hereto.

Item 5.  Financial Statements and Exhibits

    (a)  Financial Statements.

    No financial statements are being filed with this registration statement because the capital structure and consolidated balance sheet of the Registrant immediately following the succession are substantially the same as those of the Savings Bank prior to the succession.

    (b)  Exhibits.

    1. Proxy Statement - Offering Memorandum to approve the succession and reorganization.*

    2. Agreement and Plan of Reorganization, dated September 18, 1996, by and among the Savings Bank, Pennwood Interim Bank Savings Bank and Pennwood Bancorp, Inc. is attached as Appendix A to the Proxy Statement - Offering Memorandum.*

    3. (i) Registrant's Articles of Incorporation are attached as Appendix B to the Proxy Statement - Offering Memorandum.*

         (ii) Registrant's Bylaws are attached as Appendix C to the Proxy Statement - Offering Memorandum.*

         (iii) Form of the Registrant's Common Stock Certificate.*

         (iv) List of Subsidiaries of the Registrant.*

         (v) Annual Report on Form F-2 for the year ended June 30, 1996 of Pennwood Savings Bank filed with the FDIC.

         (vi) Quarterly Report or Form F-4 for the three months ended September 30, 1996 of Pennwood Savings Bank filed with the FDIC.











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*   Previously filed.

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                                      SIGNATURE


    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                             PENNWOOD BANCORP, INC.


Date:  January 15, 1997      By: /s/ Paul S. Pieffer
                                 --------------------------------------
                                  Paul S. Pieffer
                                  President and Chief Executive Officer